UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: February 12, 2026	By:	/s/ Annette van Hoorde de Solís
	Name:	Annette van Hoorde de Solís
	Title:	Chief Financial Officer

BLADEX ANNOUNCES INCREASE IN QUARTERLY CASH DIVIDEND
FOLLOWING RECORD 2025 RESULTS

Panama City, Republic of Panama, February 12, 2026 - Bladex announced today that its Board of Directors has approved an increase in the quarterly cash dividend to $0.6875 per share, up from $0.625 per share in the previous quarter.

The dividend increase reflects the Bank’s record financial performance in 2025 and underscores its continued commitment to delivering attractive shareholder returns while maintaining financial strength and flexibility. The new quarterly dividend represents 46% of fourth-quarter 2025 net income, consistent with Bladex’s disciplined and balanced capital allocation approach.

The cash dividend is payable March 12, 2026 to the Bank’s stockholders as of February 25, 2026 record date.

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing of its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries, commercial banks and financial institutions, and institutional and retail investors through its public listing.

For further information on Bladex, please access its website at www.bladex.com or contact:

Carlos Daniel Raad – Chief Investor Relations Officer
E-mail address: craad@bladex.com / ir@bladex.com. Tel.: (+507) 366-4925 ext. 7925
Head Office Address: Torre V, Business Park, Ave. La Rotonda, Urb. Costa del Este,
Panama, Republic of Panama